Exhibit 99.1

China Nepstar Chain Drugstore Ltd. Announces Completion of Merger

SHENZHEN, China, August 3, 2016 -- China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), a leading retail drugstore chain in China based on the number of directly operated stores, announced today the completion of its merger (the “merger”) with Neptunus Global Limited (“Merger Sub”), a wholly-owned subsidiary of China Neptunus Drugstore Holding Ltd. (“Parent”), pursuant to the agreement and plan of merger (the “merger agreement”) dated March 16, 2016 by and among Parent, Merger Sub and the Company. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each of the Company’s ordinary shares, par value $0.0001 per share (each a “Share” and collectively, the “Shares”), including Shares represented by American Depositary Shares, each representing two Shares (each an “ADS” and collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time, other than (a) Shares (including Shares represented by ADSs) beneficially owned by Parent, Merger Sub or their affiliates, or held by any direct or indirect wholly owned subsidiary of the Company, and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under Section 238 of the Companies Law of the Cayman Islands (Shares described under (a) and (b) above are collectively referred to herein as the “Excluded Shares”) has been cancelled in exchange for the right to receive $1.31 in cash per Share without interest and net of any applicable withholding taxes. For the avoidance of doubt, because each ADS represents two ordinary shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) has been cancelled in exchange for the right to receive $2.62 in cash per ADS without interest and net of any applicable withholding taxes (less up to $0.05 per ADS cancellation fees).

As soon as practicable after this announcement, JPMorgan Chase Bank, N.A. (the “ADS Depositary”) will call for the surrender of all ADSs (other than any ADS representing the Excluded Shares) for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders $2.62 per ADS surrendered in cash without interest and net of any applicable withholding taxes (less up to $0.05 per ADS cancellation fees).

The Company also announced today that it has requested that trading of its ADSs on The New York Stock Exchange (“NYSE”) be suspended beginning at the close of business on August 3, 2016 (New York time). The Company requested NYSE to file a notification on Form 25 with the Securities and Exchange Commission (the “SEC”) to notify the SEC of the delisting of its ADSs on NYSE and deregistration of the Company’s registered securities. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

In connection with the merger, Houlihan Lokey (China) Limited is serving as the financial advisor to the Special Committee, Shearman & Sterling LLP is serving as U.S. legal counsel to the Special Committee, and Maples and Calder is serving as Cayman Islands legal counsel to the Special Committee. Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal counsel to Mr. Simin Zhang, chairman of the board of directors of the Company (together with Parent and other entities controlled by him, the “Buyer Group”), and Mourant Ozannes is serving as Cayman Islands legal counsel to the Buyer Group.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of March 31, 2016, the Company had 2,000 directly operated stores across 69 cities, one headquarter distribution center and 15 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

For more information, please contact:

Zixin Shao
China Nepstar Chain Drugstore Ltd.
Chief Financial Officer
+86-755-2641-4065
ir@nepstar.cn

2